Exhibit 99.7

Section A

OVERVIEW

Summary	A.3

1. Acting for the benefit of Québec	A.7

1.1 Putting money back in the pockets of Quebecers	A.7

1.2 Targeted initiatives to meet specific needs	A.9

2. Québec's economic situation	A.11

2.1 Recent change in the Québec economy	A.11

2.2 Increasing the potential of the Québec economy	A.13

3. Québec's financial situation	A.17

3.1 Adjustments to the financial framework	A.17

3.2 A balanced five-year financial framework	A.19

3.3 Québec's debt	A.25

APPENDIX: Table on the economic outlook for Québec	A.29

A.1

SUMMARY

The November 2019 Update on Québec's Economic and Financial Situation allows the government to present the most recent information on Québec's budgetary situation and to continue implementing its commitments thanks to new concrete actions.

The Québec economy is performing remarkably well.

- Real GDP growth in 2019 has been adjusted to 2.4% from the 1.8% forecast of the March 2019 budget.

- In 2019, for the second year in a row, real GDP growth in Québec will outstrip that of Canada.

- Several economic indicators have been adjusted upwards, in particular nominal GDP, wages and salaries and nominal household consumption.

The economy's performance has led to an improvement in the budgetary situation, in particular with regard to the government's own-source revenue.

Indeed, own-source revenue was $1.0 billion higher in 2018-2019 than forecast in the March 2019 budget. For 2019-2020, the adjustment is $1.6 billion.

CHART A.1 Forecast of the main economic indicators, 2019	CHART A.2 Revision of own-source revenue, 2018-2019 and 2019-2020
(percentage change)	(millions of dollars)

(1) Nominal consumption excluding food expenditures and shelter. Sources: Institut de la statistique du Québec and Ministère des Finances du Québec.	Note: Consolidated own-source revenue excluding revenue from government enterprises.

Overview	A-3

❏ Acting now

The favourable economic situation allows for the immediate return of money back to Quebecers to increase their disposable income.

In the November 2019 Update on Québec's Economic and Financial Situation, the government provides for additional investments of $857 million in 2019-2020, which will amount to $4.7 billion by 2023-2024.

- The implementation of certain commitments has been accelerated. Investments totalling $332 million in 2019-2020 and which will reach $3.3 billion by 2023-2024 are being announced to put money back in the pockets of Quebecers.

- The government is fully enhancing the family allowance two years ahead of schedule, giving back $779 per year on average to Québec families starting in 2020.

- Starting in 2019, that is, for the next income tax return, parents will no longer have to pay the additional contribution for childcare.

- The government is also committed to substantially reducing healthcare institution parking fees, in particular at hospitals and residential and long-term care centres (CHSLDs).

- Investments of $525 million in 2019-2020, which will reach $1.4 billion by 2023-2024, are also being announced for targeted initiatives to meet specific needs.

TABLE A.1

Financial impact of the initiatives of the Update on Québec's Economic and Financial Situation

(millions of dollars)
	2019- 2020-	2020- 2021-	2021- 2022-	2022- 2023-	2023- 2024-	Total	Ref. page
Putting money back in the pockets of Quebecers	-332	-758	-717	-726	-751	-3 284	B.6
Targeted initiatives to meet specific needs	-525	-119	-155	-281	-344	-1 424	B.23
TOTAL	-857	-876	-872	-1 007	-1 095	-4 708
Note: Totals may not add due to rounding.

A.4	Update on Québec’s Economic and Financial Situation

❏ Managing responsibly

In the November 2019 Update on Québec's Economic and Financial Situation, the government forecasts the maintenance of a balanced budget for the period covered by the financial framework.[1]

- Given the additional investments being announced, a budgetary surplus of $1.4 billion is forecast in 2019-2020. These funds will make it possible, in particular, to:

- address a potential economic downturn, which could result in lower-than-expected growth in income;

- fight climate change in the context of the ongoing development of the Electrification and Climate Change Plan;

- reduce debt in a context where, despite achieving reduction targets faster than expected, Québec remains the second most indebted province.

In 2019-2020, the level of expenditure remains equivalent to that provided for in the March 2019 budget.

- The initiatives being announced are offset by debt service savings.

❏ Fulfilling commitments

With the November 2019 update, the government is continuing the actions initiated in the fall of 2018 to:

- put money back in the pockets of Quebecers;

- improve health and education services;

- maintain fiscal balance;

- reduce debt.

___________________________________

[1] Unless otherwise indicated, this document is based on the data available as at October 18, 2019. The budgetary data presented for 2018-2019 are actual data that have been reclassified according to the 2019-2020 budgetary structure. Those presented for 2019-2020 and subsequent years are forecasts.

Overview	A-5

1. ACTING FOR THE BENEFIT OF QUÉBEC

1.1 Putting money back in the pockets of Quebecers

The government has committed to providing enhanced and more equitable financial support for families by implementing the family allowance and eliminating the additional contribution for subsidized childcare services before the end of its mandate.

With the measures announced in the November 2019 Update on Québec's Economic and Financial Situation, the government is continuing its action to put money back in the pockets of Quebecers.

- Starting in 2020, all families will benefit from the same amount of family allowance per child, regardless of the child's rank in the family. Nearly 679 000 Québec families will see their allowance increase by an average of $779 per year.

- Starting in 2019, families will no longer have to pay the additional contribution for childcare. This contribution, which averages $1 100, will therefore be eliminated for 140 000 families.

- In the spring of 2020, in order to provide financial support to people who must visit healthcare institutions, the government will make the first two hours of parking free and set the daily rate at an amount varying between $7 and $10 depending on the region.

- Last June, the government announced the addition of a level for the supplement for handicapped children requiring exceptional care. This level will provide more support for families who face extraordinary responsibilities because of their child's condition.

- By June 2020, social assistance recipients who have not filed an income tax return will be able to benefit, retroactively to July 2019, from the basic amount of the QST component of the solidarity tax credit.

Overall, considering all the actions implemented by the government during its first year, more than $8.1 billion will be given back to Quebecers by 2023-2024.

Overview	A-7

TABLE A.2

Financial impact of the initiatives to put money back in the pockets of Quebecers

(millions of dollars)
	2018- 2019-	2019- 2020-	2020- 2021-	2021- 2022-	2022- 2023-	2023- 2024-	Total
New actions

Full enhancement of the family allowance	-	-132	-533	-548	-561	-572	-2 346

Immediate elimination of the additional contribution for childcare(1)	-	-161	-55	-17	-	-	-234

Introduction of a second level for the SHCREC(2)	-	-14	-50	-32	-33	-34	-162

Reduction in healthcare institution parking fees	-	-25	-120	-120	-132	-145	-542

Subtotal	-	-332	-758	-717	-726	-751	-3 284

Actions already implemented since the fall of 2018(3)	-170	-734	-933	-985	-1 015	-1 029	-4 865

TOTAL	-170	-1 066	-1 691	-1 702	-1 741	-1 780	-8 149

Note: Totals may not add due to rounding.

(1) The 2019-2020 budget provided for the gradual elimination of the additional contribution for childcare over four years. The financial impact of this update corresponds only to the advance in 2019 of the elimination of the additional contribution. The total financial impacts of the elimination of the additional contribution are presented on page B.17.

(2) Supplement for handicapped children requiring exceptional care.

(3) Actions already implemented since the fall of 2018 include, in particular, the gradual standardization of school tax rates and the funds already invested for the enhancement of the family allowance. The complete list of actions is presented in Section B, subsection 1.7.

A.8	Update on Québec’s Economic and Financial Situation

1.2 Targeted initiatives to meet specific needs

In addition to putting money back in the pockets of Quebecers, the government has implemented other commitments since the 2019-2020 budget.

❏ Partnership 2020-2024 with municipalities

The government has signed a new financial and tax agreement with its municipal partners that will significantly increase transfers to municipalities over the next five years.

This new partnership will make it possible, in particular, to support the diversification of municipalities' revenue sources by putting in place a new transfer equivalent to the value of a one-point growth in the QST, and to boost local and regional development through the creation of the regions and rurality fund.

❏ Supporting print media companies

The government has announced a new support plan for print media companies, which provides them with an additional support of approximately $50 million per year by 2023-2024 to help them overcome the significant challenges they face.

This support plan aims to preserve the dissemination of original written content on current events of general interest and specifically addressed at the Québec population in order to support a diversity of ideas, which is needed in a democratic society.

❏ Modernizing the taxi industry

To ensure the sustainability of the taxi industry within the new legislative framework, the government has announced investments of $300 million to compensate taxi licence holders and support the assistance program for the special needs of certain taxi licence holders. A royalty of $0.90 per taxi ride will be charged to fund this assistance measure.

This assistance is in addition to the $250 million already paid in 2018 and the additional $250 million announced in the March 2019 budget.

Overview	A-9

❏ Extending the electricity discount programs

Electricity discount programs support investment projects related to the conversion of production processes, start-up or increase of production, and improvement of business productivity.

In order to further encourage investment by large industrial companies and commercial greenhouses, the government postpones by four years:

- the deadline for applying for the programs, from December 31, 2019 to December 31, 2023;

- the end of the investment period, from December 31, 2021 to December 31, 2025;

- the discount application period, from December 31, 2028 to December 31, 2032.

In addition, the maximum duration of the discount for large projects is extended from six to eight years.

Moreover, the Electricity Discount Program to Promote Greenhouse Development will be adapted and administered by the Ministère de l'Agriculture, des Pêcheries et de l'Alimentation starting January 1, 2020 in order to make it accessible to all commercial greenhouses in Québec, regardless of their electricity supplier.

The extension of the programs will foster additional investments estimated at $3 billion in all regions of Québec.

TABLE A.3

Financial impact of the targeted initiatives to meet specific needs

(millions of dollars)
	2019- 2020-	2020- 2021-	2021- 2022-	2022- 2023-	2023- 2024-	Total
Partnership 2020-2024: Towards stronger municipalities and regions	-250	-77	-154	-276	-335	-1 092

New support plan for print media companies	-5	-39	-41	-50	-54	-189

Modernizing the taxi industry to provide users with an efficient, modern and fair service	-270	-4	40	45	45	-144

Extending the electricity discount programs	-	-	-	-	-	-

TOTAL	-525	-119	-155	-281	-344	-1 424
Note: Totals may not add due to rounding.

A.10	Update on Québec’s Economic and Financial Situation

2. QUÉBEC'S ECONOMIC SITUATION

2.1 Recent change in the Québec economy

Despite the slowdown in global economic growth, Québec's economy is performing remarkably well.

- In 2019, for a second year in a row, Québec's real GDP growth will outstrip that of Canada.

- Real GDP growth is forecast at 2.4% in 2019 and 1.8% in 2020, compared to 1.6% in 2019 and 2020 in Canada.

- This is a significant upward adjustment of 0.6 percentage point for 2019 and 0.3 percentage point for 2020 compared to the March 2019 forecasts.

The good performance of the Québec economy is reflected in particular in:

- good labour market performance. In 2019, 80 000 jobs should be created and the unemployment rate should fall to a historic annual low of 5.0%;

- wages and salaries, which are expected to grow by 5.4% in 2019 and 4.5% in 2020 following a 5.2% increase in 2018. Two consecutive years of growth above 5.0% have not been recorded since the year 2000;

- non-residential business investment, which is expected to grow by 3.8% in 2019 in Québec, while a contraction of 1.7% is expected in Canada.

CHART A.3 Economic growth
(real GDP, percentage change)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Overview	A-11

❏ Households and businesses will support economic activity

Over the past few years, households have been the main driver of economic growth in Québec. Their contribution to economic activity will continue in 2019 and 2020.

- Initiatives introduced by the Québec government will support the growth in household disposable income.

- In addition, households will benefit from a dynamic labour market, increases in wages and salaries and low interest rates.

- The favourable situation of households will continue to sustain consumer spending and the residential sector.

On the business side, non-residential business investment is expected to continue rising, sustained by the initiatives announced by the Québec and federal governments as well as by still-low interest rates.

- In addition, in the context of a tightening labour market, businesses will need to raise their level of investment in order to improve their productivity and become more competitive.

- However, businesses will be prudent in the current climate of uncertainty in world trade.

TABLE A.4

Real GDP and its major components in Québec

(percentage change and contribution in percentage points)
	2018	2019	2020
Contribution of domestic demand	3.0	2.5	1.6

- Household consumption	2.3	2.0	1.8

- Residential investment	3.9	4.5	-0.3

- Non-residential business investment	5.3	3.8	3.5

- Government spending and investment	3.0	2.2	0.8

Contribution of the external sector	-0.2	0.0	0.2

- Exports	3.6	0.6	2.3

- Imports	3.8	0.4	1.7

Contribution of inventories	-0.2	-0.1	0.0
REAL GDP	2.5	2.4	1.8
Note: Totals may not add due to rounding. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

A.12	Update on Québec’s Economic and Financial Situation

2.2 Increasing the potential of the Québec economy

❏ First steps taken to boost economic growth

The Québec government's goal is to create wealth and boost Québec's economic potential by taking action on key determinants of growth: private investment, labour market participation, entrepreneurship and innovation.

In this regard, the government has already taken steps, in particular:

- the reform of Investissement Québec to make it a real driving force for the Québec economy. Investissement Québec's new mission will be to:

- actively participate in Québec's economic development,

- stimulate innovation, growth, local and foreign investment, exports and the creation of high value-added jobs in all regions of Québec;

- the introduction of accelerated depreciation measures to encourage business investment and increase business productivity;

- the enhancement of the tax credit for career extension and the introduction of a tax holiday on the payroll of employers who employ workers aged 60 and over;

- the implementation of measures to better align immigration with Québec's economic needs and, consequently, to integrate immigrants more quickly into the labour market;

- the implementation of a series of measures pertaining to education to enable each child to reach his or her full potential and thus increase student retention and graduation rate in study programs.

These measures are specifically designed to raise Québec's economic growth beyond its potential in order to reduce or even eliminate, in the longer term, the gap in living standards that persists between Québec and Ontario.

Overview	A-13

❏ Employment gains are still possible for experienced workers

In the current context of demographic aging, the participation of the entire population in the labour market will be necessary to support economic growth and improve the standard of living of Quebecers.

In recent years, the dynamic labour market in Québec has led to a substantial increase in employment for people aged 15 to 59.

- In 2000, the employment rate for the population aged 15 to 59 reached 69.8% in Québec, compared to 75.4% in Ontario and 74.4% in the rest of Canada.

- In 2018, this employment rate reached 78.6% in Québec and outstripped that of Ontario (74.4%) and the rest of Canada (75.4%).

As a result, given the improvement already achieved, the growth potential for this component is limited for the population aged 15 to 59.

However, gains are still possible for experienced workers.

- In 2018, the employment rate in Québec for those aged 60 and over (20.8%) remained lower than in Ontario (25.2%) and the rest of Canada (25.9%).

- If the employment rate for experienced workers in Québec were to catch up to the rate seen in Ontario in 2018, Québec would have 89 300 additional workers.

Due to the limited gains expected, economic growth and the improvement of Quebecers' standard of living will be more dependent on productivity gains.

CHART A.4 Employment rate of the population aged 15 to 59	CHART A.5 Employment rate of the population aged 60 and over
(per cent)	(per cent)

Source: Statistics Canada.	Source: Statistics Canada.

A.14	Update on Québec’s Economic and Financial Situation

❏ Productivity gains to close the gap in standards of living

Economic growth and the improvement of Quebecers' standard of living will depend more on productivity gains, that is, real GDP per job.

- Over the past ten years, productivity has been a driver of economic growth in Québec.

- However, over this period, productivity growth in Québec remained lower than in Ontario and Canada.

The significant gap in productivity results in a lower standard of living in Québec than in Canada and Ontario.

- In 2018, Canada's standard of living was 18.4% higher than that of Québec. The difference with Ontario was 16.2%.

- In 2018, productivity in Canada was 19.5% higher than that of Québec. The difference with Ontario was 16.7%.

Productivity gaps could be reduced, in particular through an increase in non-residential business investment.

In this regard, the government has already put significant measures in place to support investment.

- For example, Québec businesses can now benefit from significant tax measures aiming to stimulate investment, including an accelerated capital cost allowance.

CHART A.6 Standard of living and productivity, 2018
(in chained 2012 dollars and per cent)

Note: Standard of living as measured by real GDP per capita and productivity as measured by real GDP per job.

Sources: Institut de la statistique du Québec, Ontario Ministry of Finance, Statistics Canada and Ministère des Finances du Québec.

Overview	A-15

Accelerated economic growth in Québec will be required
 to catch up with Ontario

The Ministère des Finances du Québec has calculated a scenario that would eliminate the gap in the standard of living with Ontario. To this end, the Ministère has made some assumptions, including that:

- growth in Ontario's standard of living will remain similar to that seen over the past ten years (+0.6% on average annually);

- the increase in the pool of potential workers and in the population of Québec will be equivalent to that of the strong scenario from the most recent demographic projections of the Institut de la statistique du Québec;

- employment rates in Québec by age group and sex will catch up with the best employment rate in Canada over a ten-year period. These rates will be maintained thereafter;

- the additional growth that will close the gap in the standard of living between Québec and Ontario will be driven by productivity.

The Ministère concludes that to close the gap in the standard of living with Ontario over a 25-year period, Québec would need to achieve an average annual productivity growth rate of 1.2%.

- By comparison, from 2009 to 2018, productivity grew by an average of 0.5% annually.

The average annual increase in real GDP would thus reach 2.1% for the period 2019 to 2043.

As a result, exceptional economic performance will be required for Québec to catch up with Ontario's standard of living. Indeed, higher productivity gains than those observed over the last ten years would be required.

Contribution of economic growth factors in Québec

(average annual percentage change and contribution in percentage points)
	1982-2008	2009-2018	2019-2043
REAL GDP	2.1	1.4	2.1
Growth factors (contribution)
- Potential labour pool(1)	0.6	0.2	0.4
- Employment rate(2)	0.6	0.7	0.4
- Productivity(3)	0.8	0.5	1.2
STANDARD OF LIVING(4)	1.4	0.7	1.2

Note: Totals may not add due to rounding.

(1) Population aged 15-64.

(2) The employment rate corresponds to the total number of workers over the population between 15 and 64 years of age.

(3) Productivity represents real GDP per job.

(4) Standard of living as measured by real GDP per capita.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

A.16	Update on Québec’s Economic and Financial Situation

3. QUÉBEC'S FINANCIAL SITUATION

3.1 Adjustments to the financial framework

In 2018-2019, the budgetary surplus within the meaning of the Balanced Budget Act reached $4.8 billion.

- This represents a $2.3-billion improvement in revenue and expenditure over the March 2019 budget forecasts.[2]

Improvements of $2.3 billion in 2019-2020 and $1.0 billion in 2020-2021 and 2021-2022 are also noted.

- These improvements allowed for the implementation of initiatives totalling nearly $1.0 billion in 2019-2020, 2020-2021 and 2021-2022.

As a result, budgetary surpluses are $1.4 billion in 2019-2020 and $100 million per year for subsequent years.

TABLE A.5

Adjustments to the financial framework since March 2019

(millions of dollars)
	2018-2019-	2019-2020-	2020-2021-	2021-2022-
BUDGETARY BALANCE(1) - MARCH 2019	2 500	-	-	-
ECONOMIC AND FINANCIAL SITUATION
Own-source revenue excluding revenue from government enterprises
- Tax revenue	441	990	1 138	1 205
- Other revenue	564	576	100	30
Subtotal	1 005	1 566	1 238	1 235
Revenue from government enterprises	475	-342	-369	-362
Federal transfers	-291	512	-267	-267
Subtotal - Revenue	1 189	1 736	602	606
Portfolio expenditures	1 308	-567	-246	15
Debt service	177	1 255	675	458
Subtotal - Expenditure	1 485	688	429	473
Deposits of dedicated revenues in the Generations Fund	-371	-167	-54	-107
TOTAL IMPROVEMENTS	2 303	2 257	976	972
NOVEMBER 2019 INITIATIVES
Putting money back in the pockets of Quebecers	-	-332	-758	-717
Targeted initiatives to meet specific needs	-	-525	-119	-155
TOTAL INITIATIVES	-	-857	-876	-872
BUDGETARY BALANCE(1) - NOVEMBER 2019	4 803	1 400	100	100
Note: Totals may not add due to rounding. (1) Budgetary balance within the meaning of the Balanced Budget Act.
_________________________________
[2] Details of the adjustments to consolidated revenue are presented on page D.8, and details of the adjustments to consolidated expenditure are presented on page D.9.
Overview	A-17

Main non-recurring adjustments

In general, improvements in revenue in 2018-2019 are recurrent over the period covered by the financial framework.

Some elements, particularly in connection with revenues from government enterprises and federal transfers, are non-recurring.

- In particular, the improvement in Hydro-Québec's profits in 2018-2019, attributable to colder-than-expected temperatures during the winter of 2019, is followed by lower revenues in subsequent years. These are due to lower energy prices on export markets and the impact of the rate freeze planned for 2020-2021.

- In 2019-2020, significant revenues are recorded in other own-source revenues as a result of gains from the sale of assets by the Mining and Hydrocarbon Capital Fund, as well as in federal transfers due to compensation by the federal government for asylum seekers and the 2019 spring flooding.

In addition, improvements in expenditures in 2018-2019 are mainly due to non-recurring factors, such as a delay in the completion of certain infrastructure projects and various other discrepancies between planned and actual expenditures.

Starting in 2019-2020, improvements in expenditures are mainly due to lower debt service, which is attributable in particular to lower-than-expected interest rates and accelerated debt repayment.

A.18	Update on Québec’s Economic and Financial Situation

3.2 A balanced five-year financial framework

Consolidated revenue amounts to $117.4 billion in 2019-2020. Growth is expected to reach an average of 2.6% per year by 2023-2024.

Consolidated expenditure amounts to $113.2 billion in 2019-2020. Growth is expected to reach an average of 3.6% per year by 2023-2024.

Deposits of dedicated revenues in the Generations Fund amount to $2.7 billion in 2019-2020 and will continue in 2020-2021.

TABLE A.6

Consolidated financial framework, 2018-2019 to 2023-2024

(millions of dollars)
	2018-2019-	2019-2020-	2020-2021-	2021-2022-	2022-2023-	2023-2024-
Own-source revenue	91 626	91 938	94 559	97 832	101 072	104 469
% change	6.6	0.3	2.9	3.5	3.3	3.4
Federal transfers	23 120	25 436	25 333	25 683	26 032	26 184
% change	2.8	10.0	-0.4	1.4	1.4	0.6
Total consolidated revenue	114 746	117 374	119 892	123 515	127 104	130 653
% change	5.9	2.3	2.1	3.0	2.9	2.8
Consolidated expenditure
Portfolio expenditures	-97 744	-105 462	-108 491	-111 427	-114 773	-118 288
% change	3.7	7.9	2.9	2.7	3.0	3.1
Debt service	-8 722	-7 741	-8 463	-8 834	-8 754	-8 477
% change	-5.4	-11.2	9.3	4.4	-0.9	-3.2
Total consolidated expenditure	-106 466	-113 203	-116 954	-120 261	-123 527	-126 765
% change	2.9	6.3	3.3	2.8	2.7	2.6
Contingency reserve	-	-100	-100	-100	-100	-100
SURPLUS(1)	8 280	4 071	2 838	3 154	3 477	3 788
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-3 477	-2 671	-2 738	-3 054	-3 377	-3 688
BUDGETARY BALANCE(2)	4 803	1 400	100	100	100	100

Note : Details of adjustments and change in revenue and expenditure are presented in Section D, subsections 2.1 and 2.2.

(1) Balance within the meaning of the Public Accounts.

(2) Balance within the meaning of the Balanced Budget Act.

Overview	A-19

❏ Change in revenue

Consolidated revenue encompasses own-source revenue, including revenue from government enterprises, as well as federal transfers:

- own-source revenue amounts to $91.9 billion in 2019-2020, with growth of 0.3%. This growth will reach 2.9% in 2020-2021;

- Personal income tax reached $33.2 billion in 2019-2020, with growth of 4.6%.

- Consumption taxes reached $22.0 billion in 2019-2020, also with growth of 4.6%.

- federal transfers amount to $25.4 billion in 2019-2020, with growth of 10.0%.

- This change is due in particular to the signing of an agreement on asylum seekers and income related to the spring 2019 floods.

TABLE A.7

Consolidated revenue, 2018-2019 to 2021-2022

(millions of dollars)
	2018-2019	2019-2020	2020-2021	2021-2022
Personal income tax	31 773	33 240	35 096	36 590
% change	7.6	4.6	5.6	4.3
Contributions for health services	6 359	6 547	6 810	6 969
% change	2.2	3.0	4.0	2.3
Corporate taxes	9 183	8 707	8 553	8 916
% change	12.8	-5.2	-1.8	4.2
School property tax	1 853	1 548	1 513	1 544
% change	-17.4	-16.5	-2.3	2.0
Consumption taxes	21 001	21 975	22 531	23 015
% change	3.3	4.6	2.5	2.1
Duties and permits	4 361	4 376	4 347	4 426
% change	8.8	0.3	-0.7	1.8
Miscellaneous revenue	11 548	11 109	11 011	11 435
% change	11.5	-3.8	-0.9	3.9
Government enterprises	5 548	4 436	4 698	4 937
% change	8.9	-20.0	5.9	5.1
Own-source revenue	91 626	91 938	94 559	97 832
% change	6.6	0.3	2.9	3.5
Federal transfers	23 120	25 436	25 333	25 683
% change	2.8	10.0	-0.4	1.4
TOTAL	114 746	117 374	119 892	123 515
% change	5.9	2.3	2.1	3.0
Note: Details of adjustments and change in revenue are presented in Section D, subsection 2.1.

A.20	Update on Québec’s Economic and Financial Situation

❏ Change in expenditure

Consolidated expenditure consists of portfolio expenditures, which are tied to the delivery of public services, on the one hand, and debt service on the other hand. In particular:

- expenditures in the Éducation et Enseignement supérieur portfolio reached $24.6 billion in 2019-2020, with growth of 6.5%. This growth will reach 3.5% in 2020-2021;

- expenditures in the Santé et Services sociaux portfolio reached $45.4 billion in 2019-2020, with growth of 6.8%. This growth will reach 4.2% in 2020-2021;

- other portfolio expenditures reached $35.4 billion in 2019-2020. Changes of 10.4% in 2019-2020 and 0.8% in 2020-2021 are mainly due to one-time actions in 2019-2020, including expenditures related to the spring 2019 floods and the completion of Phase 1 of the federal infrastructure program Investing in Canada;

- debt service reached $7.7 billion in 2019-2020, down 11.2%. This decrease is mainly due to low interest rates and accelerated debt repayment.

TABLE A.8

Consolidated expenditure

(millions of dollars)
	2018-2019	2019-2020	2020-2021	2021-2022
Éducation et Enseignement supérieur	23 080	24 577	25 430	26 376
% change	4.0	6.5	3.5	3.7
Santé et Services sociaux	42 556	45 444	47 342	49 337
% change	3.4	6.8	4.2	4.2
Other portfolios(1)	32 108	35 441	35 719	35 714
% change	3.9	10.4	0.8	-
Portfolio expenditures	97 744	105 462	108 491	111 427
% change	3.7	7.9	2.9	2.7
Debt service	8 722	7 741	8 463	8 834
% change	-5.4	-11.2	9.3	4.4
TOTAL	106 466	113 203	116 954	120 261
% change	2.9	6.3	3.3	2.8

Note: Details of adjustments and change in expenditure are presented in Section D, subsection 2.2.

(1) Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.

Overview	A-21

❏ Recent change in the budgetary situation

■ Change in the budgetary balance in 2019-2020

The Monthly Report on Financial Transactions at July 31, 2019 shows a budgetary surplus of $1.2 billion for the first four months of 2019-2020.

For the last eight months of the fiscal year, that is, from August 2019 to March 2020, the financial outlook will remain favourable.

- Revenue and expenditure, excluding new initiatives, should result in a surplus of $1.0 billion after taking into account deposits in the Generations Fund.

- In order to put money back in the pockets of Quebecers, in particular, the government is reinvesting $857 million starting in 2019-2020 to implement the initiatives set out in the November 2019 update.

For the year 2019-2020, budgetary balance is $1.4 billion.

- This surplus will be used to deal with a potential economic slowdown, fight climate change and reduce debt.

TABLE A.9

Change in the budgetary balance for 2019-2020

(millions of dollars)
2019-2020
MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT JULY 31, 2019(1)	1 223
UPCOMING RESULTS FOR AUGUST 2019 TO MARCH 2020
Results excluding initiatives
- Consolidated revenue	79 683
- Consolidated expenditure	-76 857
- Deposits of dedicated revenues in the Generations Fund	-1 792
Subtotal	1 034
Initiatives - November 2019 update
- Putting money back in the pockets of Quebecers	-332
- Targeted initiatives to meet specific needs	-525
Subtotal	-857
Total	177
BUDGETARY BALANCE(1)	1 400
Note: Totals may not add due to rounding. (1) Budgetary balance within the meaning of the Balanced Budget Act.

A.22	Update on Québec’s Economic and Financial Situation

❏ Use of the 2019-2020 surplus

The $1.4-billion surplus belongs to all Quebecers and will be used in a disciplined manner to offset a potential economic slowdown, fight climate change and reduce debt.

■ Offsetting a potential economic slowdown

Given the less favourable international context due in particular to the uncertainty in world trade, economic growth is expected to continue in Québec, but at a slower pace starting in the second half of 2019.

- Indeed, real GDP growth is expected to be 2.4% in 2019 and 1.8% in 2020.

However, a greater-than-expected slowdown could result in lower-than-expected revenue growth. The expected surplus will then be used to offset a decline in revenues while maintaining a balanced budget.

The International Monetary Fund also forecasts that global economic growth in 2019 will be at a low point relative to the beginning of the decade, and that it will slow down in many countries.

■ Fighting climate change

Québec is committed to contributing to global efforts to limit global warming to no more than 1.5°C above pre-industrial levels. A motion recognizing the climate emergency was unanimously adopted in the National Assembly in September 2019.

However, the 2013-2020 Climate Change Action Plan is coming to an end. This plan will be replaced by the Electrification and Climate Change Plan, which will allow Québec to make the necessary shift in the fight against climate change by 2030.

This ambitious plan will cover the period 2021 to 2030 and will be based on two pillars: reducing greenhouse gas emissions and adapting to the impacts of climate change.

The key measures of the Electrification and Climate Change Plan, which will be developed by both the government and representatives of civil society, will be made public in 2020.

Overview	A-23

The development of the Electrification and Climate Change Plan

More than ever, climate transition is an economic, environmental and social priority.

It is in this context that the government is currently developing an ambitious plan, namely the Electrification and Climate Change Plan, which will enable Québec to make the necessary shift in the fight against climate change by 2030.

Extensive work to intensify reflexion

The development of this new plan is based on the mobilization and participation of the public, including stakeholders from various sectors. In this regard, working groups composed of members of civil society have been formed to help the government identify key measures that will contribute to the achievement of the 37.5% reduction target for greenhouse gas emissions in 2030 relative to the 1990 level.

At the same time, several interdepartmental working groups have been established, in particular to examine challenges related to mitigation and adaptation in several sectors, as well as to assess different measures.

A public consultation was conducted

In an effort to reach as many people as possible, the government also carried out a regional tour, a public consultation and targeted consultations with Aboriginal nations and municipalities from August to November 2019.

Towards a new plan in 2020

The Electrification and Climate Change Plan, which will be submitted in 2020, will include, in addition to the government's principles and guidelines for effectively fighting climate change, key measures that will have been developed based in particular on the recommendations of civil society representatives.

A.24	Update on Québec’s Economic and Financial Situation

3.3 Québec's debt

❏ A still significant debt burden

As at March 31, 2020, the gross debt burden will stand at 44.6% of GDP.

- The objective of reducing the gross debt to 45% of GDP will be achieved in the current fiscal year, six years ahead of schedule.

However, Québec remains one of the most indebted provinces in Canada.

- As at March 31, 2019, Québec's net debt burden stood at 39.7% of GDP, compared with the provincial average of 30.3%.[3]

- Québec's debt burden is expected to decrease to 38% of GDP as at March 31, 2020 and to 34% as at March 31, 2024.

CHART A.7 Net debt of governments in Canada as at March 31, 2019
(percentage of GDP)

(1) Data as at March 31, 2018 because the 2018-2019 public accounts of this province had not been published as of October 25, 2019.

Sources: Public accounts of the governments and Ministère des Finances du Québec.

___________________________
[3] Weighted average as a proportion of GDP.
Overview	A-25

❏ The benefits of debt reduction

The government intends to continue reducing the debt burden, which will enable Québec to:

- counter an eventual economic slowdown;

- ease the tax burden on Quebecers;

- ensure stable funding for the government's chief missions such as health and education;

- cope with the costs associated with population aging;

- fund investment in public infrastructure;

- fight climate change;

- increase Québec's financial autonomy within the federation.

TABLE A.10

Debt of the Québec government as at March 31

(millions of dollars)
	2018	2019	2020
GROSS DEBT(1)	201 071	199 098	201 331
% of GDP	48.2	45.8	44.6
Less: Financial assets, net of other liabilities(2)	-24 528	-26 540	-28 819
NET DEBT	176 543	172 558	172 512
% of GDP	42.3	39.7	38.2
Less: Non financial assets	-69 073	-72 110	-76 135
DEBT REPRESENTING ACCUMULATED DEFICITS WITHIN THE MEANING OF THE PUBLIC ACCOUNTS	107 470	100 448	96 377
% of GDP	25.8	23.1	21.3
Plus: Stabilization reserve	7 174	11 977	13 377
DEBT REPRESENTING ACCUMULATED DEFICITS WITHIN THE MEANING OF THE ACT TO REDUCE THE DEBT AND ESTABLISH THE GENERATIONS FUND	114 644	112 425	109 754
% of GDP	27.5	25.9	24.3

(1) The gross debt excludes pre-financing and takes into account the sums accumulated in the Generations Fund.

(2) Financial assets include, in particular, investments in government enterprises (e.g. Hydro-Québec) and accounts receivable, minus other liabilities (e.g. accounts payable).

A.26	Update on Québec’s Economic and Financial Situation

❏ Debt reduction objectives

The Act to reduce the debt and establish the Generations Fund stipulates that for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP.

- The objective of reducing the gross debt to 45% of GDP will be achieved in the current fiscal year, that is, six years ahead of schedule.

- The objective of reducing the debt representing accumulated deficits to 17% of GDP will be achieved in 2023-2024, that is, two years ahead of schedule.

- For the purposes of that objective, the government intends to use the debt representing accumulated deficits within the meaning of the Public Accounts, that is, without the addition of the stabilization reserve, as this indicator better reflects the actual and anticipated budgetary situation.[4]

CHART A.8 Gross debt as at March 31	CHART A.9 Debt representing accumulated deficits as at March 31
(percentage of GDP)	(percentage of GDP)

Note: These are projections as of 2025.	Note: These are projections as of 2025.
___________________________
[4] Legislative amendments will be necessary.
Overview	A-27

APPENDIX: TABLE ON THE ECONOMIC OUTLOOK FOR QUÉBEC

TABLE A.11

Economic outlook for Québec, 2018 to 2023

(percentage change, unless otherwise indicated)
	2018	2019	2020	2021	2022	2023
Output
Real gross domestic product	2.5	2.4	1.8	1.3	1.3	1.3
- March 2019	2.3	1.8	1.5	1.3	1.3	1.3
Nominal gross domestic product	4.2	3.9	3.8	3.1	3.1	3.1
- March 2019	4.3	3.5	3.2	3.0	3.0	3.1
Components of GDP (in real terms)
Household consumption	2.3	2.0	1.8	1.5	1.4	1.3
- March 2019	2.6	2.0	1.5	1.4	1.4	1.4
Government spending and investment	3.0	2.2	0.8	0.9	1.0	0.8
- March 2019	2.6	1.7	1.0	0.6	0.8	1.0
Residential investment	3.9	4.5	-0.3	-0.8	-0.2	0.2
- March 2019	3.8	-0.8	0.1	0.2	0.2	0.3
Non-residential business investment	5.3	3.8	3.5	2.1	2.3	2.2
- March 2019	4.3	5.0	3.8	2.3	2.2	2.2
Exports	3.6	0.6	2.3	2.1	2.0	1.9
- March 2019	2.9	2.6	2.2	2.1	2.0	1.9
Imports	3.8	0.4	1.7	1.7	1.7	1.7
- March 2019	3.3	2.1	1.8	1.8	1.6	1.7
Other economic indicators (in nominal terms)
Job creation (thousands)	38.9	80.0	38.8	24.9	22.3	17.8
- March 2019	38.9	38.8	27.1	23.0	20.0	15.0
Unemployment rate (in per cent)	5.5	5.0	4.9	4.8	4.7	4.6
- March 2019	5.5	5.4	5.3	5.2	5.1	5.0
Household consumption excluding food expenditures and shelter	3.7	3.6	3.5	2.9	2.8	2.8
- March 2019	4.2	2.8	3.0	2.7	2.8	2.8
Wages and salaries	5.2	5.4	4.5	3.6	3.1	2.9
- March 2019	5.0	3.2	3.1	3.0	3.0	2.9
Household income	4.8	5.5	4.4	3.6	3.3	3.1
- March 2019	4.4	3.4	3.4	3.2	3.1	3.1
Net operating surplus of corporations	-0.1	0.9	3.0	3.2	3.3	3.4
- March 2019	3.2	4.7	4.3	3.5	3.5	3.5
Consumer price index	1.7	2.2	2.2	2.0	2.0	2.0
- March 2019	1.7	1.4	2.0	2.0	2.0	2.0
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.
Overview	A-29